EXHIBIT 99.1

Gold/Copper Grades Push Higher in Seabridge’s Iron Cap Drilling

Western Trend Returning Long Runs of Best-Yet Metal Values at KSM Project
Hole 72 returns 858 meters of 0.86 g/T gold and 0.51% copper
Including 113 meters of 2.98 g/T gold and 1.56% copper

TORONTO, Nov. 08, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) today reported outstanding results from the final three holes drilled in the 2017 program targeting the plunge projection of the Iron Cap Deposit at its 100%-owned KSM Project in northwestern British Columbia. These holes returned very long runs of some of the highest metal values found to date at KSM.

A total of 10,383 meters of diamond core drilling were completed in 11 holes in this year’s program. All 11 holes returned wide zones of significant grade. The later holes in the program exhibited the best results; the earlier drilling suggested improving gold and copper grades trending to the west and the program was accordingly reoriented in that direction in mid stride. The 2017 program successfully limited the northern and eastern extent of the deposit which remains open down plunge to the west.

Seabridge Chairman and CEO Rudi Fronk noted that “our efforts to expand Iron Cap have proved to be an unqualified success. Going into this year, Iron Cap was clearly subordinate in size to both Mitchell and Kerr in the KSM porphyry cluster. The success of this year’s drilling indicates that Iron Cap is approaching parity in size with these other deposits but with zones of considerably higher metal values. We now see the early development of Iron Cap as a high priority for further study due to its grade, location and size. Revising the project’s mine plan to reflect this thinking would likely have a positive impact on KSM’s projected economics.”

Results from the last three drill holes are:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)	Equivalent Grade
								Gold (g/T)	Copper (%)
IC-17-71	1006.1 including	306.3	1006.1	699.8	0.87	0.51	2.4	1.72	1.07
		511.4	697.7	186.3	1.49	0.74	3.6	2.73	1.69
IC-17-72	1329.4 including	400.0	1258.1	858.1	0.86	0.51	2.4	1.71	1.06
		498.9	612.2	113.3	2.98	1.56	4.4	5.56	3.44
IC-17-73	603.4 including	224.0	603.4	379.4	0.33	0.35	4.8	0.96	0.59
		546.4	603.4	57.0	1.16	0.18	4.4	1.51	0.94

Equivalent grades for gold and copper were calculated using $1275 gold, $3.00 copper and $17 silver. The reported equivalent grade for gold is derived from calculating the revenues for copper and silver for each assay interval at the above noted metal prices, converting the combined copper and silver revenue to a gold grade at $1275 gold, and combining this “equivalent gold grade” with the reported gold grade for that interval. The reported equivalent grade for copper is derived from calculating the revenues for gold and silver for each assay interval at the above noted metal prices, converting the combined gold and silver revenue to a copper grade at $3.00 copper, and combining this “equivalent copper grade” with the reported copper grade for that interval.

Drill holes were oriented using historical information and were designed to intercept the mineralized target down plunge of the strike to the zone as closely as topographic constraints permitted. This orientation will be refined with additional drilling, but current information indicates that the intervals listed above are a reasonable estimate of true thickness of the mineralized zones. For a drill hole plan map and cross-sections please click this link.

Drill hole IC-17-71 was designed as a north and down dip off-set to hole IC-17-70. The hole cut 310 meters of country rock above the Sulphurets Thrust Fault before entering the Iron Cap intrusive complex. Encountered in this hole were several varieties of dioritic porphyry with narrow intervening zones of wall rock. Generally, the upper zone diorite hosts a strong quartz vein stockwork and a phyllic alteration overprint, and is well mineralized with gold and copper. The lower diorite has a weaker stockwork, potassic alteration with magnetite and a high chalopyrite to pyrite ratio. The drill hole was in well mineralized intrusion when completed but it was stopped because it was too far west of supporting data and therefore would not have added further resources from this year’s program. Follow-up drilling will be required to extend the deposit in this area.

The 1,329 meter long drill hole IC-17-72 was sited to test the continuity to the south of high grades encountered in IC-17-70, which had returned 104.6 meters of 1.14 g/T Au and 1.11 % Cu within 925 meters of 0.71 g/T Au and 0.46 % Cu. The high grade intrusion was cut at 424 meters and included an interval of 113 meters with 2.98 g/T Au and 1.56% copper. This is the highest grade combined metal value interval drilled to date at KSM for an intersection greater than 100 meters. Below this interval, a long continuous sequence dominated mainly by the potassic altered diorite also observed in hole 71 continues to the end of the hole.

Drill hole IC-17-73 was designed to fill in a gap between the existing resource and drill holes IC-17-67 and IC-17-72. The Sulphurets Thrust Fault was penetrated at 181 meters.  Below this, mineralization continued to the end of the hole. The Iron Cap zone in this hole is similar to results returned from hole IC-17-66.  Mineralization is hosted by wall rock, intrusion breccia, and diorite porphyry intrusions, with higher grades both up dip and down dip. The hole was terminated before reaching its planned depth due to weather conditions and inability to access the site safely.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards; in addition, all copper assays exceeding 0.25% Cu are re-analyzed using ore grade analytical techniques. Random cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ISO and ASTM certified laboratories in Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the earlier development of Iron Cap and it's potential impact on KSM's projected economics; (ii) whether the 2017 drill data provides adequate information to extend the existing Iron Cap resource; (iii) the reported intercepts being a reasonable estimate of true thickness of the mineralized zone; and (iv) the estimated amount and grade of mineral resources at KSM. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the ability to grow the Iron Cap deposit at grades more valuable than the Kerr deposit; (ii) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email: info@seabridgegold.net

SEABRIDGE GOLD
Mineral Claims
Mineral Claims
MTT Reserve
Inset
Mining Leases
MITCHELL
SULPHURETS
KERR
Mineral Claims
KSM Property
5000m
Mitchell-Tiegen Tunnel Mineral/Placer Reserve 1006527
MINERALIZATION REMAINS OPEN DOWN PLUNGE
STF
BJF
N
426,000 mE
Tudor Gold Mineral Claims
Seabridge Gold Mining Leases 1031440, 1031441
-35°
IC-17-68
IC-17-69
IC-17-63
IC-17-64
IC-17-71
IC-17-70
IC-16-062
IC-17-65
IC-17-72
IC-17-66
IC-17-67
IC-17-73
NICF
-80°
6,268,000 mN
6,267,000 mN
Section 06
Section 05
Section 04
Section 03
NSR Model 1100m el.
Current Resource Model (Mar. 2017)
NSR $/T
>$75
50-75
25-50
16-25
Note: NSR cutoff for KSM block cave resources is $16/T
-70°
ICF
500m
KSM PROJECT
IRON CAP ZONE – PLAN VIEW
2017 EXPLORATION DRILLING
COLLAR LOCATIONS - Nov. 08, 2017

NNW
SSE
SEABRIDGE GOLD
2000
1500
NSR $/T
> $75
50-75
25-50
16-25
IC-17-72
IC-17-73
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
Lower Zone
Breccia/Intrusion
Complex
Previously Released:
Upper Zone
Intrusion
Limits of current
Inferred Resource
Proposed MTT
Haulage Tunnel
~ 200m
open
Lower Zone
Intrusion
Cross Section View to ENE
500m
KSM PROJECT
IRON CAP ZONE – Section 03
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – Nov. 08, 2017

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-73	603.4	224	603.4	379.4	0.33	0.35	4.8
	including	546.4	603.4	57	1.16	0.18	4.4

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-72	1329.4	400	1258.05	858.05	0.86	0.51	2.4
	including	498.85	612.2	113.35	2.98	1.56	4.4

Previously Released:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-67		110	192.2	82.2	0.02	0.56	1.5
	689.3	224.3	641.4	417.1	1.02	0.33	3.6
	including	352	459.4	107.4	1.58	0.38	4.2

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
IC-17-71
ice
Limits of current Inferred Resource
Previously Released:
STF
Lower Zone Breccia/Intrusion Complex
Upper Zone Intrusion
Lower Zone Intrusion
Proposed MTT Haulage Tunnel ~ 200m
open
Cross Section View to ENE
500m
KSM PROJECT
IRON CAP ZONE – Section 04
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – Nov. 08, 2017

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-71	1006.1	306.3	1006.1	699.8	0.87	0.51	2.4
	including	511.35	697.7	186.35	1.49	0.74	3.6

Previously Released:

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-65	686	100.4	157	56.6	0.12	0.57	2.2
		197	619.5	422.5	1.04	0.32	4.2
	including	346.4	484.1	137.7	1.56	0.29	3.4

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-16-62	1038.4	201	261.7	60.7	1.20	0.95	3.6
	including	353.5	909	555.5	0.83	0.24	4.2

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-66	1050.4	62.5	126.1	63.6	4.77	0.01	0.9
		173.5	1050.4	876.9	0.32	0.37	2.8
	including	173.5	277.1	103.6	0.58	0.68	2.8
	including	975.4	1027.4	52	1.04	0.28	3.4

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-70	1138.7	212	1137	925	0.71	0.46	2.6
	including	301.4	792.4	491	0.98	0.60	3.9
	including	342.6	447.2	104.6	1.14	1.11	4.2

SEABRIDGE GOLD
NNW
SSE
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
STF
Lower Zone
Breccia/Intrusion
Complex
Upper Zone
Intrusion
Lower Zone
Intrusion
Hazelton/Jack Fm.
Argillites/conglomerates
Proposed MTT
Haulage Tunnel
~ 200m
open
Lower Zone
Intrusion
Previously Released:
Cross Section View to ENE
500m
KSM PROJECT
IRON CAP ZONE – Section 05
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – Nov. 08, 2017

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-64	776.3	105.5	700.3	594.8	0.52	0.38	4.5
	including	642.4	683.4	41	0.93	0.18	3.4

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-63	957.4	146.9	625.4	478.5	0.43	0.45	4.0
	including	566.4	624.5	58.1	1.12	0.23	5.7
		696.4	820.4	124	0.31	0.34	8.5
		820.4	933.5	113.1	0.58	0.16	4.5

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-69	1200.1	246.1	1200.1	954	0.38	0.31	2.5
	including	441.4	559.4	118	0.71	0.38	1.9

NNW
SSE
SEABRIDGE GOLD
2000
1500
1000
NSR $/T
> $75
50-75
25-50
16-25
ice
Upper Panel
Hazelton/Jack Fm.
Argillites/conglomerates
STF
Lower Panel
Hazelton/Jack Fm.
Argillites/conglomerates
NICF
Proposed MTT
Haulage Tunnel
~ 200m
Lower Zone
Brx./Intr.
Complex
Upper Zone
Intrusion
Lower Zone
Intrusion
open
Lower Zone
Intrusion
500m
Previously Released:
Cross Section View to ENE
KSM PROJECT
IRON CAP ZONE – Section 06
2017 EXPLORATION DRILLING
ASSAY HIGHLIGHTS – Nov. 08, 2017

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
IC-17-68	948.4	711.4	948.4	237	0.36	0.38	6.6
	including	711.4	749.4	38	0.27	1.01	13.0
	including	904	948.4	44.4	0.93	0.09	3.5